Trivalence
Mining Corporation

File Number: 82-4688

SEC MAIL PROCESSING RECEIVED FEB 19 2003 WASHINGTON D.C. 181 SECTION

NEWS RELEASE

JANUARY DIAMOND SALES TOP US $1.8 MILLION

TRIVALENCE MINING CORPORATION (TMI:TSXV, TMIGF:NASD OTCBB) February 4, 2003
The Company is pleased to report that it completed two diamond sales in January 2003. Production from the Company's Aredor diamond mine was sold in Antwerp, Belgium. The Aredor sale consisted of four parcels of gem quality diamonds totaling 1,909 carats that sold for US$978,293 for an average of US$512 per carat and one parcel of industrial diamonds totaling 3,230 carats that sold for US$148,876 an average of US$46 per carat. All diamonds in the sale were derived from the Company's 85% owned Aredor alluvial mine in the Republic of Guinea, West Africa.

Production from the Company's Palmietgat diamond mine was sold in Johannesburg, South Africa. The Palmietgat sale consisted of diamonds totaling approximately 4,300 carats that sold for US$625,000 an average of US$145 per carat. All diamonds in the sale were derived from the Company's 100% owned Palmietgat kimberlite mine in South Africa.

The Company also reports that it has arranged a private placement of two non-arm's length loans totalling $2,300,000 with interest at the rate of 11% per annum to be secured by 2003 Series A No. 1 & 2 debentures. The loans will be repayable in full on January 1, 2004 unless extended by the lenders. The debentures will provide for conversion of the principal amounts into units of the Company, each consisting of one common share and one share purchase warrant. The conversion price will be $0.30 per unit to January 1, 2004. If the loan repayment date is extended, the conversion price will be $0.30 per unit from January 2, 2004 to January 1, 2005; $0.35 per unit from January 2, 2005 to January 1, 2006; $0.40 per unit from January 2, 2006 to January 1, 2007 and $0.45 per unit from January 2, 2007 to January 1, 2008. Each share purchase warrant received upon conversion of the debenture will entitle the holder to purchase one common share. The warrant exercise price will be equal to the conversion price in effect at the time the debenture is converted. The warrants will be exercisable until the due date of the loan as it may be extended from time to time, or until two years from the date of issue of the warrants, whichever is earlier. The loans will be subject to approval by the directors of the lenders and the Company and to acceptance by the TSX Venture Exchange.

The Company has also agreed with the holder of its existing secured loans to the extension of the repayment dates under each of the loans from April 1, 2003 to July 31, 2003 and to the extension of the non-payment of accrued and accruing interest under each of the loans from January 1, 2003 to July 31, 2003. The Company further reports a change in officers of the corporation. Warren D. Robb, P.Geo. formerly Vice-President, Investor Relations is no longer with the Company.

Trivalence Mining Corporation is a publicly traded company with two producing diamond mines located in the Republic of Guinea, West Africa, and in the Republic of South Africa. In addition to its mining operations, the Company has a two advanced kimberlite exploration programs currently underway in the Republic of Guinea and in the Republic of Botswana. Exploration of the two properties is being conducted by its joint venture participant, Rio Tinto Mining and Exploration Limited.

dlw 3/3

Waseem Rahman
Director

03003997

SUPPL

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

For further information, contact
Omair Choudhry
Phone: (604) 684-2401
Website: www.trivalence.com
Email: tmi@trivalence.com

Toll Free: 1-888-273-3671
Facsimile: (604) 684-2407

The Company relies upon litigation protection for "forward looking" statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.